UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
RULE 13d-2(a)

Under the Securities Exchange Act of 1934

(Amendment No. 9)*

LEAF GROUP LTD.
(Name of Issuer)

Common Stock, par value $0.0001
(Title of Class of Securities)

52177G102
(CUSIP Number)

Boyle Capital Opportunity Fund, LP
1230 Office Plaza Drive
West Des Moines, IA 50266

Attention: Erik Ritland
Telephone: (515) 327-1870
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

August 31, 2020
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [  ].

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes.)

CUSIP No. 52177G102

1	NAMES OF REPORTING PERSONS
Boyle Capital Opportunity Fund, LP

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
31,200

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
31,200

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
31,200

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☒

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0.1%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
PN

CUSIP No. 52177G102

1	NAMES OF REPORTING PERSONS
Golden Valley Capital Partners, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
31,200

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
31,200

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
31,200

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☒

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0.1%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

CUSIP No. 52177G102

1	NAMES OF REPORTING PERSONS
Boyle Capital Management, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Iowa

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
31,200

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
31,200

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
31,200

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☒

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0.1%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IA

CUSIP No. 52177G102

1	NAMES OF REPORTING PERSONS
Erik Ritland

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
31,200

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
31,200

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
31,200

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☒

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0.1%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

CUSIP No. 52177G102

1	NAMES OF REPORTING PERSONS
Brian Boyle

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
31,200

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
31,200

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
31,200

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☒

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0.1%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

EXPLANATORY NOTE

This Amendment No. 9 (this "Amendment") amends and supplements the Schedule 13D filed with the Securities and Exchange Commission on June 22, 2020, as amended on June 29, 2020, July 13, 2020 (twice), July 16, 2020, July 27, 2020, July 29, 2020, August 13, 2020 and August 17, 2020, by the Reporting Persons (as amended from time to time, the "Schedule 13D") relating to their beneficial ownership in Leaf Group Ltd. (the "Issuer"). Except to the extent set forth in this Amendment, all material information disclosed in the Schedule 13D remains unchanged. Capitalized terms used but not defined in this Amendment have the respective meanings set forth in the Schedule 13D.

ITEM 4. Purpose of Transaction

Item 4 of the Schedule 13D is hereby amended and supplemented to add the following:

On August 31, 2020, the Investors issued a press release commenting on recent media reports. A copy of the press release is attached hereto as Exhibit 10.

ITEM 5. Interest in Securities of the Issuer

Item 5(a) of the Schedule 13D is hereby amended and restated as follows:

(a)	The Reporting Persons beneficially own:

(i)	Boyle Capital Fund directly owns 31,200 shares of common stock representing 0.1% of the outstanding shares of common stock of the Issuer.

(ii)

Golden Valley Capital Partners, as the general partner of the Boyle Capital Fund, may be deemed to beneficially own the 31,200 shares of common stock held by Boyle Capital Fund representing 0.1% of the outstanding shares of common stock of the Issuer.

(iii)

Boyle Capital Management, as the contracted investment adviser of the Boyle Capital Fund, may be deemed to beneficially own the 31,200 shares of common stock held by Boyle Capital Fund representing 0.1% of the outstanding shares of common stock of the Issuer.

(iv)

Mr. Ritland, as the managing member of Golden Valley Partners,  may be deemed to beneficially own the 31,200 shares of common stock held by Boyle Capital Fund representing 0.1% of the outstanding shares of common stock of the Issuer.

(v)

Mr. Boyle, as the managing member of Boyle Capital Management, may be deemed to beneficially own the 31,200 shares of common stock held by Boyle Capital Fund representing 0.1% of the outstanding shares of common stock of the Issuer.

(vi)	Collectively, the Reporting Persons beneficially own 31,200 shares of common stock representing 0.1% of the outstanding shares of common stock of the Issuer.

The percentages set forth in this response are based on the 26,861,643 shares of common stock outstanding as of July 27, 2020, as reported by the Issuer in its Quarterly Report on Form 10-Q for the quarter ended June 30, 2020 as filed with the SEC on July 31, 2020.

Based upon information provided to the Reporting Persons by the other Investors, the Investors collectively beneficially own an aggregate of 10,547,342 shares of common stock representing approximately 39.3% of the outstanding shares of common stock of the Issuer.

The filing of this Schedule 13D shall not be construed as an admission that the Reporting Persons are, for purposes of the Exchange Act, the beneficial owners of any of the securities reported herein or that they members of a "group". The Reporting Persons expressly disclaim the existence of, or membership in a "group" within the meaning of Section 13(d)(3) of the Exchange Act and Rule 13d-5(b) thereunder with any of the other Investors, as well as beneficial ownership with respect to any shares of common stock beneficially owned by the other Investors, and neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by any Reporting Person that it is the beneficial owner of any of the shares of common stock referred to herein for purposes of Section 13(d) of the Act, or for any other purpose. Each Reporting Person expressly disclaims beneficial ownership with respect to any shares beyond his or its pecuniary interest therein.

Item 5(c) of the Schedule 13D is hereby amended and supplemented to add the following:

(c) On July 17, 2020, call options held by Boyle Capital Fund to purchase 1,000 shares of the Issuer's common stock at a strike price of $3 per share were exercised by Boyle Capital Fund.

On August 21, 2020, call options held by Boyle Capital Fund to purchase 4,000 shares of the Issuer's common stock at a strike price of $2 per share and call options held by Boyle Capital Fund to purchase 2,000 shares of the Issuer's common stock at a strike price of $3 per share were exercised by Boyle Capital Fund.

ITEM 7. Material to be Filed as Exhibits.

Item 7 of the Schedule 13D is hereby amended and supplemented to add the following:

Exhibit 10	Press Release, dated August 31, 2020.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: August 31, 2020

Boyle Capital Opportunity Fund, LP

By: /s/ Erik Ritland

Name: Erik Ritland

Title: Managing Partner

Golden Valley Capital Partners, LLC

By: /s/ Erik Ritland

Name: Erik Ritland

Title: Managing Partner

Boyle Capital Management, LLC

By: /s/ Brian Boyle

Name: Brian Boyle

Title: President

/s/ Erik Ritland

Erik Ritland, an individual

/s/ Brian Boyle

Brian Boyle, an individual

EXHIBIT INDEX

Exhibit 1	Joint Filing Agreement
Exhibit 2	Press Release and Letter to Board of Directors, dated June 29, 2020.
Exhibit 3	Press Release and Letter to Board of Directors, dated July 10, 2020.
Exhibit 4	Press Release and Letter to Board of Directors, dated July 13, 2020.
Exhibit 5	Press Release, dated July 16, 2020.
Exhibit 6	Press Release and Letter to Board of Directors, dated July 27, 2020.
Exhibit 7	Press Release, dated July 29, 2020.
Exhibit 8	Press Release and Letter to Board of Directors, dated August 12, 2020.
Exhibit 9	Press Release, dated August 17, 2020.
Exhibit 10	Press Release, dated August 31, 2020.